UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: DECEMBER 31, 2017

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TWO RIVERS WATER & FARMING COMPANY

Full Name of Registrant

3025 S. Parker Road, Suite 140

Address of Principal Executive Office (Street and Number)

Aurora, CO 80014

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR and N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The completion of the preparation of our financial statements for the year ended December 31, 2017 was delayed as the result of our transition to a new independent registered public accounting firm, effective as of the year ended December 31, 2017. The new independent registered public accounting firm was appointed by the Audit Committee on December 1, 2017, as described in a current report on Form 8-K that we filed with the SEC on December 4, 2017. Among other things, our management and new independent registered public accounting firm are continuing to review our water infrastructure assets for impairments to record for the year ended December 31, 2017.

The completion of our financial statements was further delayed by the resignation of our chief financial officer on January 17, 2018, as described in a current report on Form 8-K that we filed with the SEC on January 22, 2018.

As a result of the matters described above, we were not able to file our annual report on Form 10-K for the fiscal year ended December 31, 2017 by the applicable due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wayne E. Harding	(303)	222-1000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the matters described in Part III above, at this time we can provide estimates of only a limited number of line items to be reflected in our statement of operations for the fiscal year ended December 31, 2017. We have not previously announced selected preliminary financial results for the fiscal year ended December 31, 2017.

We estimate that, for the fiscal year ended December 31, 2017, our revenue was $692,000 and our total operating expenses were $10,500,000, other expenses of $2,843,000 which we estimate resulted in operating loss of $12,651,000.

As described in Part III above, our management and new independent registered public accounting firm are continuing to review our water infrastructure assets for impairments to record for the year ended December 31, 2017. We estimate that we will record an impairment to those assets of $6.9 million, which amount is included in the operating expenses above.

As of December 31, 2017, we had cash on hand of $14,000.

All of the foregoing should be considered preliminary estimates pending completion of our financial statements for the fiscal year ended December 31, 2017.

TWO RIVERS WATER & FARMING COMPANY

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 2, 2018	By:	/s/ Wayne E. Harding
Wayne E. Harding
Chief Executive Officer and Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).